Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Texas Regional Bancshares, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Texas Regional Bancshares, Inc. relating to the 2005 Nonstatutory Stock Option Plan of our reports dated March 8, 2005, with respect to the consolidated balance sheets of Texas Regional Bancshares, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004, annual report on Form 10-K of Texas Regional Bancshares, Inc.

/s/ KPMG LLP

Houston, Texas
August 1, 2005